UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

eHi Car Services Limited

(Name of Issuer)

Class A common shares, par value $0.001 per share

(Title of Class of Securities)

26853A 100

(CUSIP Number)

Ctrip Investment Holding Ltd.

c/o 99 Fu Quan Road, Shanghai 200335

People’s Republic of China

Attention: Xiaofan Wang, Chief Financial Officer

Phone: +86 21 3406-4880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26853A 100

1	Names of Reporting Persons Ctrip Investment Holding Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,468,193 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,468,193 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,468,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.8% of Class A common shares (or 13.9% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) CO

(1)                                     Consists of 4,300,000 Class A common shares and 15,168,193 Class B common shares of the Issuer directly held by Ctrip Investment Holding Ltd.

(2)                                     The beneficial ownership percentage of Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 15,168,193 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 21.3% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

CUSIP No.	26853A 100

1	Names of Reporting Persons C-Travel International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,468,193 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,468,193 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,468,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.8% of Class A common shares (or 13.9% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) CO

(1)                                     Consists of 4,300,000 Class A common shares and 15,168,193 Class B common shares of the Issuer directly held by Ctrip Investment Holding Ltd., a Cayman Islands company wholly owned by C-Travel International Limited. Due to the ownership relationship, C-Travel International Limited may also be deemed to have sole voting and dispositive power over the shares directly held by Ctrip Investment Holding Ltd.

(2)                                     The beneficial ownership percentage of Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 15,168,193 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 21.3% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

CUSIP No.	26853A 100

1	Names of Reporting Persons Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,468,193 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,468,193 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,468,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.8% of Class A common shares (or 13.9% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) CO

(1)                                     Consists of 4,300,000 Class A common shares and 15,168,193 Class B common shares of the Issuer directly held by Ctrip Investment Holding Ltd., a Cayman Islands company wholly owned by C-Travel International Limited, which is a Cayman Islands company wholly owned by Ctrip.com International, Ltd. Due to the ownership relationship, Ctrip.com International, Ltd. may also be deemed to have sole voting and dispositive power over the shares over the shares directly held by Ctrip Investment Holding Ltd.

(2)                                     The beneficial ownership percentage of Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 15,168,193 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 21.3% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

Introductory Note

This statement on Schedule 13D (the “Statement”) constitutes Amendment No. 2 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 10, 2015, as amended by Amendment No. 1 filed on June 1, 2015 (collectively, the “Original Filings”) by each of Ctrip Investment Holding Ltd., C-Travel International Limited and Ctrip.com International, Ltd. with respect to the Class A common shares, par value $0.001 per share of eHi Car Services Limited, a company incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filings.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

This Amendment No. 1 is not being made as a result of any particular acquisitions or dispositions of common shares by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

The descriptions of the principal terms of the Consortium Agreement (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4.                                 Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On April 6, 2018, Ctrip Investment Holding Ltd. (“Ctrip Investment”) entered into a consortium agreement (the “Consortium Agreement”) with Ocean Imagination L.P. (“Ocean Imagination”, and together with Ctrip Investment, the “Consortium Members”), pursuant to which the Consortium Members will cooperate in good faith in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer, as contemplated by the preliminary, non-binding proposal submitted to the Issuer on April 2, 2018 by an affiliate of Ocean Imagination.

The Consortium Agreement provides, among other things, for the cooperation and participation in the: (a) evaluation of the Issuer, including conducting due diligence of the Issuer and its business; (b) discussions regarding the Transaction and the Issuer; (c) negotiations of the terms of definitive documentation in connection with the Transaction; and (d) engagement of advisors. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) twelve (12) months following the termination of the Consortium Agreement as a result of the Consortium Members and/or the Issuer being unable to reach agreement on the terms of the Transaction, or (ii) the termination of the Consortium Agreement on the occurrence of other termination events, the Consortium Members have agreed to deal exclusively with each other with respect to the Transaction.

References to the Consortium Agreement in this Statement are qualified in their entirety by reference to the Consortium Agreement, a copy of which is attached hereto as Exhibit 7.02, and incorporated herein by reference in their entirety.

Item 5.                                 Interest in Securities of the Issuer

Item 5(a)—(b) of the Schedule 13D is hereby amended and restated as follows:

The responses of Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As of the date hereof, each Reporting Person may be deemed under Rule 13d-3 to beneficially own (i) 4,300,000 Class A common shares, and (ii) 15,168,193 Class B common shares, which represent approximately 21.8% of the outstanding Class A common shares (based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, furnished under cover of Form 6-K on November 30, 2017 (the “Proxy Statement”), plus 15,168,193 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons). Each Reporting Person may be deemed to beneficially own 13.9% of the total common shares outstanding, which percentages are calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and the Class B common shares beneficially owned by the Reporting Persons represent approximately 21.3% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

Item 5 (c) of the Original Filings is hereby amended and supplemented as follows:

Except as set forth in Items 4 and 5, to the knowledge of the Reporting Persons, no transactions in any of the common shares have been effected by any Reporting Person during the past sixty days.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit 7.01                              Joint Filing Agreement by and among the Reporting Persons, dated April 6, 2018.

Exhibit 7.02                              Consortium Agreement by and between Ocean Imagination L.P. and Ctrip Investment Holding Ltd., dated April 6, 2018.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 9, 2018

Ctrip Investment Holding Ltd.

By:	/s/ Xiaofan Wang
	Name:	Xiaofan Wang
	Title:	Director

C-Travel International Limited

By:	/s/ Xiaofan Wang
	Name:	Xiaofan Wang
	Title:	Director

Ctrip.com International, Ltd.

By:	/s/ Xiaofan Wang
	Name:	Xiaofan Wang
	Title:	Chief Financial Officer